ACESITA

03 OCT 23 AM 7:21

N/Ref.: 047/2003
File: 82-3769

Belo Horizonte, October 20th, 2003.

[redacted]

03032919

To
U.S. Securities and Exchange Commision
Office of International Corporate Finance
ATT.: Mr. Frank Zarb and/or Ms. Mariana Prieto
450 Fifth Street N.W. – Room 3099
Mail stop 3-9
Washington, D.C. 20549

SUPPL

Ref.: Acesita S.A. – Exemption no. 82-3769

Dear Sir/Madam:

We are enclosing Acesita's Announcement to the Market, dated October 20, 2003, in which Acesita's Board of Directors has authorized the terms, conditions and justifications for proceeding with the merger, by the Company, of the net assets and liabilities resulting from the partial spin-off of its subsidiary, Acesita Centros de Serviços Ltda..

We submit this information to you in order to maintain our exemption, pursuant to rule 12g3-2(b), under the Securities Exchange Act of 1934.

Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us.

Sincerely,

Gilberto Audelino Correa
Chief Financial and Investor Relations Officer

PROCESSED
NOV 06 2003
THOMSON FINANCIAL

c.c. The Bank of New York
Mrs. Glorinete Laurentino

dlw 10/29

ACESITA S.A. ASSOCIADA À ARCELOR
Av. João Pinheiro, 580 – Centro – Belo Horizonte – MG – CEP: 30130-180 – Telefone: (31) 3273-4006 - Fax: (31) 3273-7218

ACESITA

ACESITA S.A.
Publicly-held Company
CNPJ/MF Nº : 33.390.170/0001-89 - NIRE Nº : 31.300.042.707
Belo Horizonte – Minas Gerais state - Brazil

PUBLIC ANNOUNCEMENT OF A MATERIAL FACT

ACESITA S.A., with headquarters located at Av. João Pinheiro, No. 580, Belo Horizonte/Minas Gerais state, registered under CNPJ/MF No. 33.390.170/0001-89, NIRE No. 31.300.042.707, publicly, under the requirements and aims of Instructions CVM Nos., 319/99, 320/99, 349/01 and 358/02, announces that it has submitted to its Board of Directors, the terms, conditions and justifications for proceeding with the merger, by the Company, of the net assets and liabilities resulting from the partial spin-off of its subsidiary, the limited liability company **ACESITA CENTROS DE SERVIÇOS LTDA.**, with headquarters located at Praça 1º de Maio, nº 9, 2º andar, Timóteo, Minas Gerais state, registered under CNPJ/MF No. 04.335.855/0001-24, whose corporate contract is obligatorily filed and registered with the Junta Comercial in the State of Minas Gerais - JUCEMG, under Nos. NIRE 3120618126-0 and 2627331, in sessions on 03/15/2001 and 07/09/2001 and the second and last alteration in its Corporate Contract registered with JUCEMG under No. 2831656 on 10/07/2002. The Board of Directors, by unanimous vote, resolved to submit to an Extraordinary General Shareholders' Meeting, their recommendation of approval of the incorporation of the assets and liabilities referred to.

ACESITA S. A. is the current holder of 99.99% of the share capital of **ACESITA CENTROS DE SERVIÇOS LTDA.,** there being no goodwill or negative goodwill in relation to this investment.

DISCLOSURE OF INFORMATION FOR PURPOSES SET OUT IN ARTICLE 2 OF CVM INSTRUCTION 319/99

1. PURPOSE AND BENEFITS OF THE OPERATION - Due to the fact that there is no longer any fundamental strategic or corporate reason for maintaining the affiliated company CELQUI as an entity independent from ACESITA S.A., confirmed by the fact that the operational activities of affiliate CELQUI are currently totally integrated into the industrial operations of ACESITA S.A., the management of **ACESITA S.A.** understands that the merger here proposed will generate a greater rationalization of administrative and operational costs, improving the viability, both technically and economically, of the operation.

The costs of the implementation of this operation are by nature administrative and will not create a significant impact.

2. CORPORATE AND BUSINESS PROCEDURES WHICH PRECEDED THE OPERATION - the operation referred to has already been subject to a: (i) Technical Advisory Note on Industrial Operations Board, dated September 19, 2003, suggesting to the Executive Board of **ACESITA S.A**. the spin-off of its subsidiary **ACESITA CENTROS DE SERVIÇOS LTDA** through the spin-off of net assets and liabilities to be incorporated by **ACESITA S.A.**; (ii) Favorable decision on the subject by **ACESITA S.A**.'s Executive Board of as passed at a meeting held on October 6, 2003.

3. EVALUATION CRITERIA OF NET WORTH – AS OF 09/30/03 - VARIATIONS IN NET WORTH – the assets and liabilities of **ACESITA CENTROS DE SERVIÇOS LTDA.** were evaluated using the date of September 30, 2003, taking the amounts booked in the accounts, based on a balance sheet drawn up specifically for this purpose.

The net worth of **ACESITA S.A.** will also be the subject of evaluation, using the same date.

The variations in net worth occurred between the date of evaluation of the equity of **ACESITA CENTROS DE SERVIÇOS LTDA.** and the effective date of the operation will be taken into account by **ACESITA S.A.**.

4. Elements consisting of assets and liabilities of **ACESITA CENTROS DE SERVIÇOS LTDA.** are to be incorporated and are mentioned in item 5 below. **ACESITA S.A.** will assume the rights and obligations of **ACESITA CENTROS DE SERVIÇOS LTDA.** relative to the net assets and liabilities to be incorporated.

5. Below are presented, according to estimated values, the assets and liabilities elements which comprise the spun-off assets and liabilities to be merged into ACESITA S.A.. It will be available to ACESITA S.A.'s shareholders, together with the other documents referring to the intended merger, the evaluation report of the aforementioned net assets and liabilities being spun off:

Description	**R$**
ASSETS	2,727,871.00
LIABILITIES	2,726,871.00
NET WORTH SPUNOFF	1,000.00

6. EXPERT EVALUATORS - the evaluations referred to above will be carried out by specialist company PRÓ-AGIR Consultoria e Auditoria Empresarial S/C Ltda., whose offices are at Rua Tupis, No. 38 – salas 1308 e 1309, Centro, Belo Horizonte/Minas Gerais, registered under CRC/MG No. 6.288 and CNPJ/MF No. 02.084.445/0001-22, nominated by the incorporating company, according to the terms set out in article 8, of Law No. 6.404/76 which, previously consulted, has accepted the responsibility of presenting evaluation reports for the assets and liabilities of **ACESITA CENTROS DE SERVIÇOS LTDA.** and **ACESITA S.A.**. The specialist company contracted is a company that is independent of the two companies that form part of this restructuring transaction, complying with the norms of the independent audit requirements of The Regional Accounting Council. The confirmation of its nomination will be subject to the approval of **ACESITA S.A.**'s General Shareholders' Meeting and by **ACESITA CENTROS DE SERVIÇOS LTDA.**'s quota-holders.

7. SOLUTION FOR QUOTAS OF **ACESITA CENTROS DE SERVIÇOS LTDA.** - NON OCCURRENCE OF CAPITAL INCREASE - **ACESITA S.A.** - a capital increase of **ACESITA S. A** will not occur because, due to the operation referred to, the company holds 99.99% of **ACESITA CENTROS DE SERVIÇOS LTDA.**'s equity capital and the value of the incorporated assets and liabilities will be accounted for as a counterparty to the respective investment registered in **ACESITA S.A.**'s asset balance sheet.

As a consequence, there will be no alteration in the number and composition, either by type or class, of the shares issued by **ACESITA S.A.**.

ACESITA

7.1 SOLUTION FOR QUOTAS OF **ACESITA CENTROS DE SERVIÇOS LTDA.** – CAPITAL REDUCTION OF **ACESITA CENTROS DE SERVIÇOS LTDA.** – The equity capital of **ACESITA CENTROS DE SERVIÇOS LTDA.** will be reduced by R$ 7,287.00 (seven thousand two hundred eighty-seven reais), represented by 7,287 (seven thousand two hundred eighty-seven) quotas, to offset the net assets and liabilities being spun off.

8. SHAREHOLDERS' RIGHTS AND DIVIDEND FLOWS - In virtue of the operation proposed there will be no alterations to the voting rights, dividend payments or equity rights to **ACESITA S.A.**'s shareholders.

9. RIGHT OF WITHDRAWAL - The implementation of the proposed merger will not confer the right of withdrawal on the part of dissident shareholders, as set out in article 137 of Law 6.404/76, provided that **ACESITA S.A.** is the incorporating entity.

10. APPROVAL BY REGULATORY AUTHORITIES OR BRAZILIAN AND FOREIGN ANTI -TRUST BODIES - the carrying out of the proposed merger is not subject to the approval of the authorities in question.

11. On this date, the CVM (Comissão de Valores Mobiliários, or the Brazilian Securities and Exchange Commission) and other stock exchanges and over-the-counter markets on which the securities issued by **ACESITA S.A.** are permitted to trade, are being informed of the conditions of the merger hereby to be carried out.

12. The general shareholders' meeting hereby announced is to be convened, observing the pertinent legal and statutory time limits, and there will also be held, within the legal time limits, a quota-holders' meeting of **ACESITA CENTROS DE SERVIÇOS LTDA.** for the same purposes.

13. All the information used by **ACESITA S.A.** in the planning and analysis of the merger will be made available from this date, at the company headquarters of **ACESITA S.A.,** at Av. João Pinheiro, No. 580, Belo Horizonte/Minas Gerais state, and may be accessed by prior appointment on telephone number (5531) 3235-4270, through Ms. Adriana Fernandes. Access to the documents and information referred to, will be permitted to **ACESITA S.A.**'s shareholders on presentation of documentary proof of their shareholding, issued a maximum of two (2) days prior to the appointment.

14. The evaluation reports on the net worth of the companies involved will be available, under the conditions set out in the notice to shareholders, being published within the envisaged time limit, according to article 4 of CVM instruction 319/99.

Belo Horizonte, October 20, 2003.

Gilberto Audelino Correa
Investor Relations and Chief Financial Officer